UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              POORE BROTHERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    732813100
                                 (CUSIP Number)

                                  ERIC J. KUFEL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              POORE BROTHERS, INC.
                           3500 SOUTH LA COMETA DRIVE
                             GOODYEAR, ARIZONA 85338
                                 (623) 932-6200
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 pages

---------------------                                        -------------------
CUSIP NO. 732813100               SCHEDULE 13D               Page 2  of 5  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Eric J. Kufel
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     785,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     785,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       785,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     785,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    785,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.56%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Poore Brothers, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3500 South La Cometa Drive, Goodyear, Arizona 85338.

ITEM 2. IDENTITY AND BACKGROUND

(a) The  person  filing  this  Schedule  13D is Eric J.  Kufel  (the  "Reporting
Person").

(b) The business address of the Reporting Person is Poore Brothers, Inc., 3500 South La Cometa Drive, Goodyear, Arizona 85338.

(c) The Reporting Person is the President and Chief Executive Officer of the Company. The Reporting Person is also a Director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 20, 2002, the Reporting Person acquired 80,000 shares of Common Stock pursuant to an exercise by the Reporting Person of stock options previously granted to the Reporting Person by the Company. The exercise price of $1.015625 per share, totaling $81,250, was paid to the Company from the proceeds of the sale of the shares on September 20, 2002.

ITEM 4. PURPOSE OF TRANSACTION

The acquisition of shares of Common Stock reported hereby was made in connection with a sale by the Reporting Person of the same number of shares acquired. Thus, on September 20, 2002, the Reporting Person both acquired 80,000 shares of Common Stock pursuant to the stock option exercise and sold such shares. Upon the exercise of the stock option and the resulting issuance of 80,000 shares of Common Stock to the Reporting Person, the Reporting Person beneficially owned 5.03% of the Company's Common Stock. Upon the subsequent sale of such shares, the Reporting Person beneficially owned 785,000 shares of Common Stock, representing 4.56% of the Company's common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Person beneficially owns 785,000 shares of Common Stock. 5,000 of such shares are held outright. 780,000 of such shares are issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days. The Reporting Person also has options to purchase 105,000 shares that are not exercisable within 60 days.

Currently outstanding option grants to the Reporting Person are summarized below:

     (i) Option to purchase 10,000 shares at an exercise price of $1.015625 per share, granted to the Reporting Person on January 28, 1998 (all of which is currently exercisable).

     (ii) Option to purchase 300,000 shares at an exercise price of $1.25 per share, granted to the Reporting Person on September 14, 1998 (all of which is currently exercisable).

     (iii) Option to purchase 75,000 shares at an exercise price of $1.50 per share, granted to the Reporting Person on December 13, 1999 (50,000 shares of which are currently exercisable, and 25,000 shares of which become exercisable on December 13, 2002).

     (iv) Option to purchase 400,000 shares at an exercise price of $1.50 per share, granted to the Reporting Person on January 25, 2000 (all of which is currently exercisable).

     (v) Option to purchase 60,000 shares at an exercise price of $3.10 per share, granted to the Reporting Person on June 29, 2001 (20,000 shares of which are currently exercisable, 20,000 shares of which become exercisable on June 29, 2003, and 20,000 shares of which become exercisable on June 29,
     2004).

     (vi) Option to purchase 40,000 shares at an exercise price of $2.99 per share, granted to the Reporting Person on May 21, 2002 (13,333 shares of which become exercisable on May 21, 2003, 13,333 shares of which become exercisable on May 21, 2004, and 13,334 shares of which become exercisable on May 21, 2005).

(b) The Reporting Person has the sole power to vote or to dispose of the 785,000 shares of Common Stock beneficially owned by him.

(c) Not applicable.

(d) Not applicable.

(e) On September 20, 2002, as a result of the sale of 80,000 shares of Common Stock as described in Item 4 of this Schedule 13D, the Reporting Person ceased to be the beneficial owner of more than five percent of Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person entered into an employment agreement with the Company in 1997 upon the commencement of the Reporting Person's employment, and has entered into stock option agreements with the Company in connection with stock options granted by the Company to the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2002



                                   By: /s/ Eric J. Kufel
                                       ---------------------------------
                                       Eric J. Kufel